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                             February 25, 2021

       Omer David Keilaf
       Chief Executive Officer
       Innoviz Technologies Ltd.
       2 Amal Street
       Afek Industrial Park
       Rosh HaAin, Israel 4809202

                                                        Re: Innoviz
Technologies Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed February 12,
2021
                                                            File No. 333-252023

       Dear Mr. Keilaf:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed February 12, 2021

       Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Collective
       Growth and Innoviz, page 13

   1. We note your response to prior comment eight. Please revise your disclosure to provide pro forma equivalent
per share disclosures as required by Part I.A, Item 3(f) of Form F-
                                                        4. Equivalent pro forma
per share amounts shall be calculated by multiplying the pro forma book value per
share and pro forma income (loss) per share of the registrant by the exchange ratio per the
merger agreement.
 Omer David Keilaf
FirstName LastNameOmer
Innoviz Technologies Ltd. David Keilaf
Comapany25,
February   NameInnoviz
            2021        Technologies Ltd.
February
Page 2 25, 2021 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 219

2. Please revise the tables in this section to identify the natural person or persons who have sole or shared voting power or investment power for the securities beneficially owned by
         The Phoenix Holdings Ltd., Magna International Inc., SIO-BLR Industrial Investment
         Fund, L.P., and Vertex IV (C.I.) Fund, L.P.
Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition
Nature of Products and Services, page F-13

3. We note your response to prior comment 16. You indicated that in 2018 you signed an agreement to provide application engineering services for total consideration
         of    11.56 million. You also decided to not recognize revenue prior to obtaining evidence
         of customer acceptance. In addition, payment terms were set in a manner that the
         remaining consideration in the amount of    8.56 million will be paid
only upon customer
         acceptance, with the exception of    3 million, which represents a
down payment for the
         project. Please tell us how you accounted for the down payment of    3
million related to
         this agreement.
       You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Kevin Stertzel,
Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Ryan J. Maierson